

PLX PHARMA INC.

Corporate Presentation

Nasdaq: PLXP

Forward-looking Statements

This presentation includes or incorporates by reference statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or to our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These statements include, but are not limited to information or assumptions about expenses, capital and other expenditures, financing plans, capital structure, cash flow, liquidity, management's plans, goals and objectives for future operations and growth. In some cases, you can identify forward-looking statements by the use of words such as "may," "could," "expect," "intend," "plan," "seek," "anticipate," "believe," "estimate," "predict," "potential," "continue," or the negative of these terms or other comparable terminology. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases beyond our control and which could cause actual performance or results to differ materially from those expressed in or suggested by forward-looking statements.

Important factors that could cause such differences include, but are not limited to (i) our ability to bring both VAZALORE™ 81 mg and VAZALORE 325 mg to market-readiness; (ii) our ability to maintain regulatory approval of VAZALORE 325 mg or obtain and maintain regulatory approval of VAZALORE 81 mg and any future product candidates; (iii) the benefits of the use of VAZALORE; (iv) our ability to successfully commercialize our VAZALORE products, or any future product candidates; (v) the rate and degree of market acceptance of our VAZALORE products or any future product candidates; (vi) our ability to scale up manufacturing of our VAZALORE products to commercial scale; (vii) our ability to successfully build a specialty sales force and commercial infrastructure or collaborate with a firm that has these capabilities; (viii) our ability to compete with companies currently producing NSAIDs and other products; (ix) our reliance on third parties to conduct our clinical studies; (x) our reliance on third-party contract manufacturers to manufacture and supply our product candidates for us; (xi) our ability to retain and recruit key personnel, including development of a sales and marketing function; and (xii) our ability to obtain and maintain intellectual property protection for our VAZALORE products or any future product candidates.

Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

PLx Pharma Management Team

	Name	Experience
	**Mike Valentino** *Executive Chairman of the Board*	35+ years CEO and senior management with successful OTC and Rx brands (OTC brand, Mucinex®: $2.3 billion exit in 4.5 years)
	**Natasha Giordano** *President and CEO*	25+ years CEO and senior management commercialization experience
	**Rita O'Connor, CPA** *Chief Financial Officer* *Head of Mfg & Supply Chain*	25+ years finance leadership in public and private Rx and OTC companies
	**Steven Valentino** *VP, Trade Sales*	25+ years in OTC and consumer healthcare including Rx-to-OTC switches, brand management, trade sales
	**Joanne Cotignola** *VP, Marketing*	25+ years in OTC healthcare brand management at public and private companies

OUR MISSION

PLx Pharma is focused on improving the performance of established therapeutic agents with its proprietary PLxGuard™ targeted drug delivery platform

We are driven to transform the standard of care for millions of patients

PLxGuard™ – Innovative Drug Delivery Platform

Designed to improve drug absorption and reduce risk of stomach erosions and ulcers

Novel mechanism of delivery enables strong patent life for multiple APIs

Our Lead Product is VAZALORE™



NOW
FDA
APPROVED!

First and only FDA-approved liquid-filled aspirin capsule for over 40 million patients at risk for vascular events

Fast and reliable platelet inhibition addressing the limitations of the current standard of care enteric-coated (EC) aspirin*

Fewer gastric erosions and ulcers than immediate release (IR) aspirin as seen in clinical trials**

Large OTC opportunity with a $10 billion retail market

World-renowned Scientific Advisory Board chaired by Drs. Deepak Bhatt & Dominick Angiolillo

* Clinically shown on VAZALORE 325 mg after 3 days of treatment
** Clinically shown on VAZALORE 325 mg after 7 days of treatment



Advancing the Standard of Care

CONFIDENTIAL

History of Aspirin Innovation



FDA professional labeling states "…enteric coated aspirin products are erratically absorbed from the GI tract"[2]

1985
FDA expands the use of aspirin for secondary prevention[1]



1940s
Enteric Coating patents issued



O
OH
O
O
CH_3

1800s
Acetylsalicylic acid extracted from willow bark



C3000 – 1500 BC
Willow tree used as medicine by ancient civilizations

80 years since last innovation

2021
VAZALORE: First and only FDA-approved liquid-filled aspirin capsule expected U.S. launch



ASPIRIN THERAPY
VAZALORE
325 mg
30



New!
ASPIRIN THERAPY
VAZALORE
Aspirin Capsules, 325 mg Pain Reliever/Fever Reducer (NSAID)
325mg
FIRST LIQUID-FILLED ASPIRIN CAPSULES
30 Liquid-Filled Capsules

Advancing the SOC: VAZALORE

Improved performance:

- Delivers the life-saving drug aspirin in a novel liquid-filled capsule
- Designed to bypass the stomach and be absorbed in the intestine
- Fast, reliable, predictable antiplatelet therapy*
- Lower risk for stomach erosions and ulcers vs. IR aspirin**

PLX PHARMA INC.

Source: A History of Aspirin, *Pharmaceutical Journal*, Sept 2014
[1] Aspirin the Most Popular pill turns 100, *Washington Post*, August 1997
[2] 21 CFR 343.80

* Clinically shown on VAZALORE 325 mg after 3 days of treatment
** Clinically shown on VAZALORE 325 mg after 7 days of treatment

ASPIRIN THERAPY VAZALORE

VAZALORE Novel Mechanism of Delivery

VAZALORE is a liquid-filled aspirin capsule

1 Helps Protect the Stomach

Capsule rapidly dissolves and releases the lipid-aspirin complex which stays intact in the stomach

2 Targeted Release in the Duodenum

- Higher pH dissociates complex
- Aspirin is free for absorption

3 Fast and Reliable Absorption

Predictable bioavailability as confirmed by two separate clinical studies on VAZALORE 325 mg [1,2]


2


1
VAZALORE


3

FDA professional labeling states "…immediate release aspirin is well and completely absorbed from GI tract"[3]

[1] Angiolillo DJ, Bhatt DL, Lanza F, et al. Pharmacokinetic/pharmacodynamic assessment of a novel, pharmaceutical lipid-aspirin complex: results of a randomized, crossover, bioequivalence study. *J Thromb Thrombolysis*. 2019 Nov;48(4):554-62

[2] Bhatt DL, et al. Enteric Coating and Aspirin Non-Responsiveness in Patients With Type 2 Diabetes Mellitus. *J Am Coll Cardiol* 2017 Feb; 69(6):603-12

[3] 21 CFR 343.80

Time to Complete Antiplatelet Effect[1]

JACC
Editor-in-Chief
Top Picks 2017

Objectives:

- Determine whether formulation dependent bioavailability mediates aspirin non-responsiveness

Methods:

- Randomized, blinded, triple crossover study
  40 obese diabetic patients receiving 3 daily doses of:
  - Plain aspirin 325 mg
  - VAZALORE 325 mg
  - EC aspirin 325 mg

Primary Endpoint:

- Time to >99% Thromboxane B2 (TXB2) inhibition

PL2200 = VAZALORE™ 325 mg



Time to 99% Inhibition of TXB2 Generation (Hr) (LSMean +/- Standard Error)
60
50
40
30
20
10
0
Plain Aspirin vs. EC Aspirin
p < 0.0001
PL2200 vs. EC Aspirin
p < 0.0001
PL2200 vs. Plain Aspirin
p = 0.41
Plain Aspirin, 325 mg N=38
PL2200, 325 mg N=37
EC Aspirin, 325 mg N=36

Time to complete antiplatelet response:

Plain Aspirin 16.7h **VAZALORE 12.5h** **EC aspirin 48.2h**

Vazalore achieved 99% TXB2 inhibition significantly faster than EC aspirin

PLX PHARMA INC.

[1] Bhatt DL, et al. Enteric Coating and Aspirin Non-Responsiveness in Patients With Type 2 Diabetes Mellitus. *J Am Coll Cardiol* 2017 Feb; 69(6):603-12

This study design cannot provide data on cardiovascular outcomes

ASPIRIN THERAPY VAZALORE

PK/PD Comparison of IR, EC & VAZALORE[1]

JACC
Editor-in-Chief
Top Picks 2017

PL2200 = VAZALORE™ 325 mg



2500
0
Plasma Acetylsalicylic acid (ng/ml)
PL2200, 325 mg, N=37
Plain Aspirin, 325 mg, N=35
EC Aspirin, 325 mg, N=36
0 1 2 3 4 5 6 7 8 9
Time (Hr)

Acetylsalicylic acid AUC (ng x h/ml):

Plain aspirin 1964 **VAZALORE 2523** **EC aspirin 456**

Absorption with VAZALORE was 5X as high as EC aspirin (2,523 vs 456) (p<0.0001)



Plain Aspirin
PL2200
EC Aspirin
Inhibition of serum TxB2 (%)
Hours past dose

Patients with complete antiplatelet response by 72 hours:

Plain aspirin 84% **VAZALORE 92%** **EC aspirin 47%**

VAZALORE provided complete antiplatelet effect for almost twice as many patients as EC aspirin (92% vs 47%)

PLX PHARMA INC.

PK/PD = Pharmacokinetic / Pharmacodynamic

[1] Bhatt DL, et al. Enteric Coating and Aspirin Non-Responsiveness in Patients With Type 2 Diabetes Mellitus. *J Am Coll Cardiol* 2017 Feb; 69(6):603-12

This study design cannot provide data on cardiovascular outcomes

ASPIRIN THERAPY VAZALORE

Endoscopic Assessment: Upper GI Damage Comparison to IR ASA[1]

Objectives:

- Determine whether a novel, lipid-based aspirin formulation can reduce gastric erosions and ulcers

Methods:

- Randomized, blinded, multi-center study in 204 healthy volunteers:
  - 7 days of either aspirin or VAZALORE 325 mg
  - Endoscopy performed at Baseline and Day 7
  - Centralized, blinded endoscopic adjudication

Primary Endpoint:

- Incidence of gastroduodenal erosions or ulcers at 7 days

PL2200 = VAZALORE™ 325 mg


a
Aspirin
PL2200
60%
50%
40%
30%
20%
10%
0%
47%
P=0.0027
vs. aspirin
*
Aspirin
PL2200
ITT N=102
N=99
b
Aspirin
PL2200
60%
50%
40%
30%
20%
10%
0%
P=0.0069
vs. aspirin
71%
*
Aspirin
PL2200
ITT N=102
N=99

Gastroduodenal mucosal damage at 7 days:

(a) % of subjects with erosions and/or ulcers **(b)** % of subjects with ulcers

VAZALORE caused significantly fewer erosions and ulcers than IR aspirin

47% lower risk of erosions or ulcers (NNT=5)
71% lower risk of ulcers (NNT=8)

NNT = Number Needed to Treat
[1] Cryer B, et al. Low-Dose Aspirin-Induced Ulceration is Attenuated by Aspirin-Phosphatidylcholine: A Randomized Clinical Trial. *Am J Gastroenterol* 2011; 106(2):272-7

VAZALORE: Miracles of Aspirin
Now in an FDA-Approved Novel Liquid-filled Capsule



VAZALORE achieved 99% thromboxane B2 inhibition **significantly faster** than EC aspirin*

Absorption with VAZALORE was **5X as high** as EC aspirin*

VAZALORE provided complete antiplatelet effect (99% TxB2) for **almost twice** as many patients as EC aspirin*

VAZALORE caused **significantly fewer** erosions and ulcers than IR aspirin**

NOW FDA APPROVED!

*** Clinically shown on VAZALORE 325 mg after 3 days of treatment in obese diabetic patients**
**** Clinically shown on VAZALORE 325 mg after 7 days of treatment**

VAZALORE U.S. Market Opportunity: $10 Billion

	Vascular Patients	Diabetic Patients	TOTAL
Target Population[1] (millions)	27.2	15.6	42.8
Retail Market Size (billions)	$6.4	$3.6	$10.0

VAZALORE™

Market Share	Factory (millions)	Retail (millions)
1%	$70	$100
5%	$350	$500

- Vascular Patients: patients with Atherosclerotic Cardiovascular Disease (ASCVD) defined by having a previous event such as heart attack or stroke or a previous procedure such as cardiac stent, bypass operation, carotid operation or who have imaging evidence of significant vascular disease such as ultrasound, angiogram, etc.
- Diabetic Patients: Patients with diabetes but without evidence of ASCVD who are candidates for aspirin therapy.

PLX™ PHARMA INC.

[1]AHA Heart Disease and Stroke Statistics 2018

ASPIRIN THERAPY VAZALORE™

Leveraging Changing Market Dynamic



Consumers
Embracing Online shopping



Cardiologists
Integrating Virtual Engagement
(i.e., Medical Conferences, Patient Care, etc.)

COVID-19 Impact is Far-Reaching



PLx Embracing New Ways to Reach the Market



Retailers
Building Capabilities to Accommodate New Behavior

VAZALORE Launch Plan Focused on Consumers and HCPs

Generate Awareness
Among both consumers and HCPs

Inform/Educate
Benefits, reasons to believe and value

Drive Trial
HCPs recommend, consumers purchase

Media

Physician Detailing

Search (SEO/SEM)

Doctor is Driver of Therapy
Direct patients to begin aspirin therapy

Scientific Advisory Board

In-store Displays







Medical Conferences

Samples

Consumer is Purchaser of Product
Make the final purchase decision at retail shelf

Publications

Patient Education

Pharmacy Education

VAZALORE Launch Timeline

FDA APPROVES BOTH DOSES

Q3 2020	October 2020	Nov-Feb 2021	Feb-June 2021	Q3 2021
325 mg BE Study Completed	sNDA Submissions to FDA	FDA Review Period	Inventory build/launch preparations	Launch

- Submitted both VAZALORE sNDA filings (325 mg and 81 mg) end of October 2020
- Received user fee goal date from FDA for end of February 2021
- FDA Approved VAZALORE 325 mg and 81 mg in February 2021
- Targeting launch of both VAZALORE 325 mg and 81 mg dose strengths in third quarter 2021

Pipeline Leverages PLxGuard Platform Technology

PLxGuard applicable to a variety of APIs

Product Candidate	Type	Size	Pre-Clinical	Phase 1	Phase 2	Phase 3
VAZALORE liquid-filled aspirin capsules Pain & Physician-directed Indications	**OTC**	42.8M Patients at High Risk for Vascular Events	VAZALORE 325 mg and 81 mg FDA APPROVED			
PL1200 Ibuprofen, 200 mg* Pain, Inflammation and Fever	**OTC**	25.3M Suffer Daily Pain				
Other NSAIDs e.g. Indomethacin**, Diclofenac**	**OTC & Rx**	25.3M Suffer Daily Pain				
National Cancer Institute Grant PLx Formula in test with Colorectal Cancer Patients**	**OTC & Rx**	1.3M Sufferers of Colorectal Cancer				

Clinical (*) and **pre-clinical** (**) proof-of-concept studies

Independent Board of Directors & Scientific Advisory Board

Board of Directors

	Director	Experience
	Gary S. Balkema	• Former global head of Bayer Healthcare LLC and Worldwide Consumer Care Division • Prior VP and General Manager for American Cyanamid Co.'s Lederle Consumer Health Division
	Tony Bartsh	• Portfolio manager and partner at Park West Asset Management • Former investment analyst at Emrose Capital and Crosslink Capital
	Kirk Calhoun	• Former audit committee chair, Adams Respiratory • Former partner, Ernst & Young LLP
	Bob Casale	• Former Adams Respiratory COO (Mucinex®, Adams' IPO and $2.3 billion sale) • Former senior manager at Pfizer, Warner Lambert and CEO of Scerene Healthcare
	John W. Hadden II	• SVP of Operations Secura Bio, Inc. • Former CEO of IRX Therapeutics and former healthcare investment banker at JP Morgan & Co.

Scientific Advisory Board



Deepak L. Bhatt, MD, MPH, FACC, FAHA, FSCAI, FESC
Executive Director of Interventional CV Programs
Brigham and Women's Hospital Heart & Vascular Center
Professor of Medicine, Harvard Medical School
Boston, MA, USA



Dominick J. Angiolillo, MD, PhD, FACC, FESC, FSCAI
Program Director, Interventional Cardiology Fellowship Professor of Medicine, Director, Cardiovascular Research
University of Florida College of Medicine-Jacksonville
Jacksonville, FL, USA



P. Gabriel Steg, MD, FESC, FACC
Director of the Coronary Care Unit,
Hôpital Bichat-Claude
Professor of Cardiology, Univ. Paris VII - Denis Diderot
Professor at the National Heart and Lung Institute, Imperial College, London, UK
Paris, FRANCE



Roxana Mehran, MD, FACC, FACP, FCCP, FESC, FAHA, FSCAI
Professor of Medicine and Director of Interventional Cardiovascular Research and Clinical Trials at the Zena and Michael A. Wiener Cardiovascular Institute at Mount Sinai School of Medicine



Byron Cryer, MD
Associate Dean for Faculty Diversity and Development
Professor of Medicine, UT Southwestern Medical School
Dallas, TX, USA



James M. Scheiman, MD
David Stone Prof.of Internal Medicine
Chief, Division of Gastroenterology and Hepatology
Digestive Health Service Line Medical Director, University of Virginia Health System, University of Virginia
Charlottesville, VA, USA



Mark J. Alberts, MD
Physician-In-Chief
Ayer Neuroscience Institute
Hartford HealthCare
Chief of Neurology
Hartford Hospital, Professor of Neurology UConn School of Medicine



Jayne Prats, PhD
Elysis Medical Scientific Solutions
Boston, MA, USA



Efthymios N. Deliargyris, MD, FACC, FESC, FSCAI
Chief Medical Officer
CytoSorbents Corporation
Monmouth Junction, NJ



Carey Kimmelstiel, MD, FACC, FACP, FSCAI
Director, Catheterization Laboratory and Interventional Cardiology, Tufts Medical Center
Professor of Medicine, Tufts University School of Medicine
Boston, MA, USA



Todd K. Rosengart, MD
Professor and Chairman, DeBakey-Bard Chair of Surgery
Michael E. DeBakey Department of Surgery
Baylor College of Medicine
Houston, TX, USA



Thank You

CONFIDENTIAL